BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) pursuant CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors unanimously elected Mr. Heraldo Geres, Brazilian, married, lawyer, enrolled in the OAB/SP under No. 126.801, enrolled in the CPF/ME under No. 119.691.688-89, to the position of Vice President of Legal Affairs in Brazil, Tax, People, and Compliance, replacing Mr. Alessandro Rosa Bonorino.

Mr. Heraldo Geres takes office on April 1st, 2025, with a term effective until May 6, 2026. His term of office will be unified with the other members of the Executive Board who were elected on April 15, 2024. Mr. Heraldo Geres has held the position of Vice President of Legal Affairs, Tax and Human Resources at Marfrig Global Foods S.A. for 18 years. He holds a law degree, has been enrolled in the Brazilian Bar Association since 1994 and has a post-graduate degree in Tax Law from PUC-SP.

BRF thanks Mr. Alessandro Rosa Bonorino for his services to the Company since 2017 and will maintain its shareholders and the market informed of any new information on the matters presented in this Announcement to the Market.

São Paulo, March 21, 2025.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.